CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
C/O PROXY SERVICES
P.O. BOX 9142
FARMINGDALE, NY 11735

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/CCTG2026**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T03146-P56647-Z93735 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
1. It is resolved as an ordinary resolution that: (a) each of Chi Sing Chiu, Kung Lok Chiu and Sin Ting Chiu be re-elected as a director of the Company; and (b) each of Wai Chun Tsang, Tsz Fai Shiu, Kenneth Wang and Pak Keung Chan be re-elected as an independent director of the Company.	☐	☐	☐
2. It is resolved as an ordinary resolution that the authorized share capital of the Company be increased from US$250,000 divided into 49,500,000 Class A ordinary shares of a par value of US$0.005 each and 500,000 Class B ordinary shares of a par value of US$0.005 each to US$5,000,000 divided into 990,000,000 Class A ordinary shares of a par value of US$0.005 each and 10,000,000 Class B ordinary shares of a par value of US$0.005 each, by the creation of 940,500,000 new Class A ordinary shares of a par value of US$0.005 each and 9,500,000 new Class B ordinary shares of a par value of US$0.005 each, each with the same rights and restrictions as the existing Class A ordinary shares and Class B ordinary shares of the Company, respectively.	☐	☐	☐
3. It is resolved as an ordinary resolution that within one year from the date of the AGM, on the date when the closing market price per Class A ordinary share of a par value of US$0.005 each is less than US$1.00, or on such later date as the Directors deem advisable and may determine in their absolute discretion, every 20 issued and unissued Class A ordinary shares of a par value of US$0.005 each and every 20 issued and unissued Class B ordinary shares of a par value of US$0.005 each be consolidated into one Class A ordinary share of a par value of US$0.10 each and one Class B ordinary share of a par value of US$0.10 each, respectively (the "Share Consolidation"), such that following the Share Consolidation, the authorized share capital of the Company will be US$5,000,000 divided into 5,000,000 shares of a par value of US$0.10 each, comprising 49,500,000 Class A ordinary shares of a par value of US$0.10 each and 500,000 Class B ordinary shares of a par value of US$0.10 each.	☐	☐	☐
4. It is resolved as an ordinary resolution that the Company be authorized to acquire assets, whether for cash and/or by the issue and allotment of shares of the Company, in one or more transactions and on such terms and conditions as the Board of Directors may determine (the "Acquisition of Assets"), provided that the aggregate consideration for the Acquisition of Assets shall not exceed US$50,000,000.	☐	☐	☐
5. It is resolved as a special resolution that: (a) subject to and conditional upon the sanction of a special resolution passed at a separate meeting of the holders of Class A ordinary shares of the Company, Article 4.1 of the Existing M&A of the Company be amended to provide that each Class B ordinary share shall entitle the holder thereof to one hundred and fifty (150) votes on all matters subject to vote at general meetings of the Company; and (b) the Third Amended and Restated M&A of the Company in the form presented to the AGM be adopted as the memorandum and articles of association of the Company by the deletion of the Existing M&A in its entirety and the substitution in its place of the Third Amended and Restated M&A.	☐	☐	☐
6. It is resolved as an ordinary resolution that, subject to the approval of the M&A Amendments by the shareholders of the Company at the AGM, the convening of a separate meeting of the holders of Class A Ordinary Shares be and is hereby approved, for the purpose of considering and, if thought fit, sanctioning by special resolution the Amendment to Article 4.1 of the Existing M&A of the Company.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Proxy Statement is available at www.proxyvote.com.

T03147-P56647-Z93735

**THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF
CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 1, 2026**

The undersigned shareholder of CCSC Technology International Holdings Limited (the "Company"), a Cayman Islands company, hereby acknowledges receipt of the Notice of Annual General Meeting (the "AGM") of shareholders of the Company's Class A ordinary shares, with a par value US$0.005 each and Class B ordinary shares, with a par value US$0.005 each (collectively, the "Ordinary Shares") of the Company and the Proxy Statement, each dated August 5, 2026, and hereby appoints ________________________________ of ____________________________ or, if no person is otherwise specified, the chairman of the AGM, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the AGM of the Company to be held on September 1, 2026 at 6:00 a.m. EDT, at 1301-03, 13/F, Shatin Galleria, 18-24 Shan Mei Street, Fotan, Hong Kong, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/CCTG2026, and to vote all Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no specification is made below and/or upon such other business as may properly come before the AGM, as set forth in the Notice of the AGM and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the AGM is appointed as proxy, this proxy will be voted FOR the following proposals:

1. Re-election of Directors and Independent Directors
2. Approval of Increase of Authorized Share Capital
3. Approval of the Share Consolidation
4. Approval of the Acquisition of Assets
5. Approval of Amendments to Memorandum and Articles of Association and Approval by Holders of Class A Ordinary Shares
6. Approval of the Convening of the Class A Meeting

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received no later than 48 hours before the time of the AGM or any adjournment in accordance with the Articles of Association of the Company. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this proxy card back as soon as possible.